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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)*


                             Odyssey Pictures Corporation
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                                   (Name of Issuer)


                                     Common Stock
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                            (Title of Class of Securities)


                                     676121 10 6
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                                    (CUSIP Number)


                                Howard J. Kerker, P.C.
                            600 Madison Avenue, 25th Floor
                               New York, New York 10022
                                     212-758-0700
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             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                   October 28, 1995
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               (Date of Event Which Requires Filing of This Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

    Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                     SCHEDULE 13D

CUSIP NO. 676121 10 6
          -----------


1) Name of Reporting Persons/S.S. or I.R.S. Identification
   Nos. of Above Persons.

    Robert E. Miller, Jr.
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2) Check the Appropriate Row if a Member of a Group:
    a)  [ ]
    b)  [ ]
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3) SEC Use Only

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4) Source of Funds
    PF, OO
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5) Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Item 2(d) or 2(e)               [ ]

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6) Citizenship or Place of Organization

    United States Citizen
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Number of                     7) Sole Voting Power
Shares                           131,666
Beneficially                 -------------------------------------------------
Owned by                      8) Shared Voting Power
Each                             70,667
Reporting Person             -------------------------------------------------
With                          9) Sole Dispositive Power
                                 131,666
                             -------------------------------------------------
                             10) Shared Dispositive Power
                                 70,667
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11) Aggregate Amount Beneficially Owned by Reporting Person
    202,333

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12) Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                                      [ ]

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13) Percent of Class Represented by Amount in Row (11)
    4.5%

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14) Type of Reporting Person
    IN

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Item 1.  Security and Issuer.
------

    Common Stock, par value $.01 per share, of Odyssey Pictures Corporation, 1875 Century Park East, Suite 2130, Los Angeles, California 90067.

Item 2.  Identity and Background.
------

    (a)  Robert E. Miller, Jr.

    (b)  900 4th Avenue, Seattle, WA 98164

    (c) Private investor and Associate Director of Trade Task Group, Inc., 900 4th Avenue, Seattle, WA 98164

    (d)  Not applicable

    (e)  Not applicable

    (f)  Unites States citizen


Item 3.  Source and Amount of Funds or Other Consideration.
------

    Since the filing of the previous Form 13D by the reporting person, no funds have been used for the acquisition of additional shares, except with respect to the use of personal funds for the acquisition of 10,000 shares on November 15, 1995 at an average purchase price of approximately $.33 per share. The acquisition of beneficial ownership of the additional shares reflected in this report were the result of stock options issued by the Board of Directors of the company in consideration of either services rendered to the company or for loans or advances made to the company.


Item 4.  Purpose of Transaction.
------

    See response to Item 3 above.


Item 5.  Interest in Securities of the Issuer.
------

    (a) 202,333 shares beneficially owned (including presently exercisable options to purchase 131,666 shares of common stock), representing 4.5% of class.

    (b) Reporting person has the sole power to vote and dispose of 131,666 shares referred to in (a); 61,167 shares are held jointly with reporting person's wife, and 9,500 shares are held in an individual retirement account for reporting person's wife, as to which latter shares reporting person disclaims beneficial ownership; no other person shares voting or dispositive power with respect to any of the shares.


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    (c)  The most recently filed 13D by the reporting person reflected beneficial ownership of 307,000 shares of common stock (or 51,167 shares after giving effect to the company's reverse one-for-six stock split in March, 1996). Such filing did not include 9,500 shares held in an individual retirement account for reporting person's wife, as to which shares reporting person disclaims beneficial ownership. Since that time, the reporting person has been granted a total of 131,666 options to purchase common stock of the company for the reasons stated in Item 3 above, and (together with his wife, jointly) has purchased an additional 10,000 shares of common stock of the company.

    (d)  Not applicable

    (e)  Not applicable


Item 6.  Contracts, Arrangements, Understandings or Relationships
-------
         With Respect to Securities of the Issuer.

         Not Applicable


Item 7.  Material to be Filed as Exhibits.
------

         Not Applicable.




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                                      SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



                                                  July 28, 1997
                                       -------------------------------------
                                                      (Date)


                                            /s/ Robert E. Miller, Jr.
                                       -------------------------------------
                                                    (Signature)


                                               Robert E. Miller, Jr.
                                       -------------------------------------
                                                 (Name and Title)